Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
KnowBe4, Inc.:
We consent to the use of our report dated March 3, 2021, except as to Note 15, which is as of April 12, 2021 with respect to the consolidated balance sheets of KnowBe4, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, incorporated herein by reference. Our report refers to a change to the Company’s method of accounting for leases as of January 1, 2019 due to the adoption of Financial Accounting Standards Board’s (FASB) Accounting Standards Update (ASU) 2016-02, Leases (Topic 842).

(Signed) KPMG LLP
Tampa, Florida
April 23, 2021